UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Mullen Automotive Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62526P109
(CUSIP Number)

November 5, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒  Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Drawbridge Investments LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 11,821,712 (2)
	7.	Sole Dispositive Power 11,821,712 (2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,821,712 (2)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 9.99% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	SDSR 50 LLC (“SDSR”) holds 1,556 shares of Series A Preferred Stock, which are convertible into 155,600 shares of Common Stock. Certain members of the Reporting Person are members of SDSR. The Reporting Person and SDSR believe that they are not a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and that they are not otherwise required to attribute to each other the beneficial ownership of the securities held by any of them.

(2)

Represents (i) 77,800 shares of Common Stock issuable upon conversion of 778 shares of Series A Preferred Stock currently owned, (ii) 5,567,319 shares of Common Stock issuable upon conversion of 5,567,319 shares of Series B Preferred Stock currently owned, (iii) 1,131,221 shares of Common Stock issuable upon conversion of 1,131,221 shares of Series C Preferred Stock that the Reporting Person has the right, but not the obligation, to purchase until November 5, 2022, (iv) 3,393,663 shares of Common Stock issuable upon the exercise of 3,393,663 Warrants the Reporting Person has the right to purchase until November 5, 2022, and (v) 1,651,709 shares of Common Stock issuable upon conversion of the convertible note (“Convertible Note”) issued by the Issuer and its subsidiary to DBI Lease Buyback Servicing LLC (“DBI LBS”), a majority-owned subsidiary of the Reporting Person, which number of shares reflects the outstanding balance of the Convertible Note as of February 28, 2022 and the Reporting Person’s proportionate membership interest in DBI LBS. Each of the foregoing is subject to a voting agreement pursuant to which David Michery is entitled to exercise the votes associated with such shares in respect of certain matters.

(3)	Based upon 34,942,304 shares of Common Stock issued and outstanding on February 11, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on February 14, 2022. As more fully described in Item 4, the Series B Preferred Stock, Series C Preferred Stock, Warrants, and Convertible Note, are subject to a 9.99% beneficial ownership maximum, and the percentage set forth in Row 11 gives effect to such beneficial ownership maximum. However, as more fully described in Item 4, the securities reported in Rows 6, 7 and 9 show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such beneficial ownership maximum. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such beneficial ownership maximum, is less than the number of securities reported in Rows 6, 7 and 9.

Item 1(a). Name of Issuer:

Mullen Automotive Inc.

Item 1(b). Address of the Issuer’s Principal Executive Offices:

1405 Pioneer St., Brea, CA 92821

Item 2(a). Name of Person Filing:

Drawbridge Investments LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

311 Boulevard of the Americas, Suite 403

Lakewood, NJ 08701

Item 2(c). Citizenship:

New Jersey

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

62526P109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

b.	☐	Bank as defined in Section 3(a)(6) of the Act. (15 U.S.C. 78c);

c.	☐	Insurance company as defined in section 3(a)(19) of the Act. (15 U.S.C. 78c);

d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

e.	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

h.	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

j.	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

k.	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

Item 4(a). Amount Beneficially Owned:

(a)	Amount beneficially owned:

The Reporting Person beneficially owned 11,821,712 shares of Common Stock.

Such number of shares represents (i) 77,800 shares of Common Stock issuable upon conversion of 778 shares of Series A Preferred Stock currently owned, (ii) 5,567,319 shares of Common Stock issuable upon conversion of 5,567,319 shares of Series B Preferred Stock currently owned, (iii) 1,131,221 shares of Common Stock issuable upon conversion of 1,131,221 shares of Series C Preferred Stock that the Reporting Person has the right, but not the obligation, to purchase until November 5, 2022, (iv) 3,393,663 shares of Common Stock issuable upon the exercise of 3,393,663 Warrants the Reporting Person has the right to purchase until November 5, 2022, and (v) 1,651,709 shares of Common Stock issuable upon conversion of the Convertible Note, which number of shares reflects the outstanding balance of the Convertible Note as of February 28, 2022 and the Reporting Person’s proportionate ownership of DBI LBS. Each of the foregoing is subject to a voting agreement pursuant to which David Michery is entitled to exercise the votes associated with such shares in respect of certain matters.

(b)	Percent of class:

 9.99%

Pursuant to the terms of the Issuer’s Second Amended and Restated Certificate of Incorporation, the Warrants, and the Convertible Note, the Issuer cannot issue Common Stock to the Reporting Person, and the Reporting Person cannot convert shares of Series B or Series C Preferred Stock, exercise the Warrants, or convert the Convertible Note, to the extent that the Reporting Person would beneficially own, after any such issuance or exercise, more than 9.99% of the then issued and outstanding Common Stock (the “Beneficial Ownership Maximum”), and the percentage set forth above and in Row 11 of the cover page gives effect to the Beneficial Ownership Maximum. Consequently, due to the Beneficial Ownership Maximum, as of the date of the event which requires filing of this statement, the Reporting Person could not convert all of the Series B Preferred Stock or Series C Preferred Stock, could not exercise all of the Warrants, or convert the full outstanding balance of the Convertible Note.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 11,812,712

(iii)	Sole power to dispose or to direct the disposition of: 11,821,712

(iv)	Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

MTI Equity Partners LLC is a wholly-owned subsidiary of the Reporting Person and DBI Lease Buyback Servicing LLC is a majority-owned subsidiary of the Reporting Person.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRAWBRIDGE INVESTMENTS LLC

Dated: March 1, 2022	Signature:	/s/ Tsvi Davis
	Name/Title:	Tsvi Davis, Authorized Representative

MTI EQUITY PARTNERS LLC

Signature:	/s/ Tsvi Davis
Name/Title:	Tsvi Davis, Authorized Representative

DBI LEASEBUYBACK SERVICING LLC

By: Drawbridge Investments LLC, Manager

Signature:	/s/ Tsvi Davis
Name/Title:	Tsvi Davis, Authorized Representative